TG-17 INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended

December 31, 2024 and 2023

TG-17, INC.

FINANCIAL STATEMENTS
For the Years Ended December 31, 2024 and 2023

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Our Bond (TG-17), Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Our Bond (TG-17), Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, stockholders' deficit and statements cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company suffered a net loss from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As discussed in note 4 to the financial statements, the Company recognizes revenue upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Auditing management's evaluation of agreements with customers involves significant judgment, given the fact that some agreements require management's evaluation and allocation of the standalone transaction prices to the performance obligations. To evaluate the appropriateness and accuracy of the assessment by management, we evaluated management's assessment in relationship to the relevant agreements.

M &K CPAS, PLLC

We have served as the Company's auditor since 2025.

Woodlands, TX

June 10, 2025

TG-17 INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except per share and share amounts)

	December 31,	
	2024	**2023**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 726	$ 1,437
Accounts receivable	2,231	3,001
Prepaid expenses and other current assets	435	104
Total current assets	3,392	4,542
Property and equipment, net	105	129
Total assets	$ 3,497	$ 4,671
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 2,590	$ 3,319
Deferred revenue, current	776	279
Related party loan	1,870	1,585
Accrued and other current liabilities	1,967	1,867
Total current liabilities	7,203	7,050
Loan	12,808	11,303
Total liabilities	20,011	18,353
Commitments and contingencies (Note 16)		
Stockholders' deficit		
Series preferred stock, $0.0001 par value; 88,400,879 shares and 74,999,971 shares authorized, at December 31, 2024 and 2023, respectively, 79,680,744 and 63,378,676 shares issued and outstanding as of December 31, 2024 and 2023 respectively	8	8
Common stock, $0.0001 par value; 112,000,000 and 105,263,084 shares authorized at December 31, 2024 and 2023, respectively; 8,890,919 and 8,771,579 shares issued and outstanding as of December 31, 2024 and 2023 respectively	1	1
Additional paid in capital	111,504	103,287
Accumulated other comprehensive income	43	76
Accumulated deficit	(128,070)	(117,054)
Total stockholders' deficit	(16,514)	(13,682)
Total liabilities, redeemable convertible preferred stock, and stockholders' deficit	$ 3,497	$ 4,671

The accompanying notes are an integral part of these consolidated financial statements.

TG-17 INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Years Ended December 31,			
	2024		2023	
Revenue	$	9,736	$	7,192
Cost of revenues		9,027		6,086
Gross profit		709		1,106
Operating expenses				
Research and development		2,713		2,980
General and administrative		6,162		5,787
Sales and marketing		1,417		885
Total operating expenses		10,292		9,652
Loss from operations		(9,583)		(8,546)
Other income (expense), net:				
Financial expense, net		(1,340)		(3,962)
Other income		—		331
Income before income taxes		(10,923)		(12,177)
Income tax expense		94		80
Net income (loss)	$	(11,017)	$	(12,257)
Net loss per share – basic and diluted	$	(1.25)	$	(3.46)
Weighted average number of common shares outstanding – basic and diluted		8,814		3,539

The accompanying notes are an integral part of these consolidated financial statements.

TG-17 INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands)

	Years Ended December 31,			
	2024		2023	
Net income (loss)	$	(11,017)	$	(12,257)
Foreign currency translation adjustments, net of tax		(32)		(4)
Comprehensive loss	$	(11,049)	$	(12,261)

The accompanying notes are an integral part of these consolidated financial statements.

TG-17 INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

(U.S. dollars in thousands)	Series Preferred Stock Shares	Series Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit
Balance as of January 1, 2023	6,326,078	$ 23	2,821,387	$ 1	$ 54,780	$ 80	$ (104,796)	$ (49,912)
Stock based compensation related to options granted to employees and non-employees	—	—	—	—	365	—	—	365
Exercise of options	—	—	869	*—	—	—	—	*—
Conversion of Shares as part of series B round	(6,326,078)	(23)	6,326,078	—	23	—	—	—
Repurchase of Common Shares	—	—	(376,755)	*—	—	—	—	*—
Conversion of Preferred Stock to Common Stock	5,841,220	1	—	—	2,846	—	—	2,847
Conversion of Loan Facility into Series B-1 Preferred Stock	6,466,194	1	—	—	3,152	—	—	3,153
Issuance of Series B-1 Preferred Stock	6,154,723	1	—	—	3,005	—	—	3,006
Conversion of Convertible Promissory Notes into B-2 Preferred Stock	27,463,149	3	—	—	12,051	—	—	12,054
Conversion of Convertible Promissory Notes into Series B-3 Preferred Stock	21,453,390	2	—	—	27,065	—	—	10,797
Foreign currency translation adjustments, net of tax	—	—	—	—	—	(4)	—	(4)
Net income	—	—	—	—	—	—	(12,257)	(12,257)
Balance as of December 31, 2023	67,378,676	$ 8	8,771,579	$ 1	$ 103,287	$ 76	$ (117,053)	$ (13,682)
Stock based compensation related to options granted to employees and non-employees	—	—	—	—	961	—	—	961
Exercise of options	—	—	119,340	*—	—	—	—	*—
Issuance of Series B-1 Preferred Stock	6,152,684	*—	—	—	3,000	—	—	3,000
Issuance of Series CF Preferred Stock	6,149,384	*—	—	—	4,256	—	—	4,256
Foreign currency translation adjustments, net of tax	—	—	—	—	—	(32)	—	(32)
Net loss	—	—	—	—	—	—	(11,017)	(11,017)
Balance as of December 31, 2024	79,680,744	$ 8	8,890,919	$ 1	$ 111,504	$ 44	$ (128,070)	$ (16,514)

*) *Represents less than $1*

The accompanying notes are an integral part of these consolidated financial statements.

TG-17 INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Years Ended December 31,		
	2024		2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (11,017)	$	(12,257)
Adjustments to reconcile net income (loss) to net cash flows used in operating activities:			
Stock-based compensation	961		335
Depreciation	58		42
Capital loss from sale of property and equipment	—		(1)
Interest related to Convertible Promissory Notes and Loan Facility	1,506		4,179
Changes in operating assets and liabilities:			
Accounts receivable	770		(2,673)
Other accounts receivable and prepaid expenses	(303)		161
Accounts payable	(729)		1,466
Deferred revenue	497		250
Accrued and other current liabilities	98		1,503
Net cash flows used in operating activities	(8,157)		(6,995)
CASH FLOWS FROM INVESTING ACTIVITIES			
Sale of property and equipment	—		3
Purchases and sell of property and equipment	(62)		(89)
Net cash flows used in by investing activities	(62)		(86)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from related party loans	1,195		2,385
Payments as part of related party loans	(910)		(1,000)
Proceeds from Convertible Promissory Notes, net	—		2,395
Issuance of Series B-1 Preferred Stock	3,000		3,000
Issuance of Series CF Preferred Stock	4,352		—
Issuance of Series CF Preferred Stock fundraising fees	(97)		—
Net cash flows provided by financing activities	7,540		6,780
Effect of exchange rate on cash	(32)		(4)
Change in cash, cash equivalents and restricted cash	(711)		(306)
Cash, cash equivalents, and restricted cash beginning of period	1,437		1,743
Cash, cash equivalents, and restricted cash end of period	$ 726	$	1,437
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for income taxes, net	$ 48	$	36
Conversion of related party loans to Convertible Promissory Notes			1,450
Conversion of Convertible Promissory Notes into B-1, B-2, B-3 Preferred Stocks			40,527
Conversion of Loan Facility to convertible B-1 Preferred Stocks			3,153

The accompanying notes are an integral part of these consolidated financial statements.

TG-17 INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Operations

Headquartered in New-York, NY, TG-17 INC. (the "Company", "Our Bond" or "TG-17") was incorporated in Delaware, U.S, on April 11, 2017. In June 2018, TG-17 LLC changed its name to TG-17 INC.

In April 2017, TG-17 Ltd. ("Israeli subsidiary") was established. The Company holds 100% of its Common stock. The Israeli subsidiary provides research and development services to the Company as well as command center and personal security agents to the Company's US based clients and worldwide.

In November 2023, TG-17 (UK) Ltd. ("UK subsidiary") was established. The Company holds 100% of its Common stock. The UK subsidiary provides command center and personal security agents services to the Company's US based clients and worldwide.

In May 2024, TG-17 (France) ("FR subsidiary") was established. The Company holds 100% of its Common stock. The FR subsidiary provides command center and personal security agents services to the Company's US based clients and worldwide.

The Company has developed a new tier of preventative personal security platform enabled by artificial intelligence and machine learning combined with its security personnel agents who are available 24/7 through the Bond App. Since its inception, TG-17 has dedicated resources to research and development activities that support its current projects and future development efforts.

Note 2 – Basis of Presentation

These consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation. Certain amounts reported in the prior year financial statements have been reclassified to conform to the current year presentation. These changes in presentation do not affect previously reported results.

The accompanying financial statements have been prepared on a going concern basis. However, the Company has incurred recurring losses and negative operating cash flows, and its current liabilities exceed its current assets as of December 31, 2024. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management is pursuing several strategies to mitigate these conditions, including capital raising, and believes that these actions will provide the necessary liquidity for at least the next twelve months. Nevertheless, there can be no assurance that such plans will be successfully implemented or yield the intended financial benefits.

Accordingly, there is a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern, and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

On an on-going basis, we evaluate our estimates, including those related to accounts receivable, cash equivalents and marketable securities, income taxes, litigation, non-marketable equity securities, other contingencies, property, plant, and equipment, revenue recognition, and stock-based compensation. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded prospectively in the period in which they become known. Actual results could significantly differ from those estimates.

Functional Currency in U.S. Dollars

The functional currency of the Company is the U.S. dollar, as the U.S. dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future.

The transactions and balances of the Company denominated in U.S. dollars ("dollars") are presented at their original amounts. Non-dollar transactions and balances have been re measured to U.S. dollars in thousands in accordance with Accounting Standards Codification No. 830, "Foreign Currency Matters" ("ASC 830"). Accordingly, amounts in currencies other than U.S. dollars have been translated as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.

Non-monetary balances - at the historical rate in effect as of the date of recognition of the transaction.

Costs - at the exchange rate in effect as of the date of recognition of the transaction.

All transaction exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net

Note 3 – Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncement

In November 2023, the FASB issued ASU 2023-07 *Segment Reporting - Improvements to Reportable Segment Disclosures*, which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The guidance is effective for the Company's annual periods beginning in 2024 and interim periods beginning in the first quarter of fiscal year

2025. The Company adopted the standard on December 31, 2024. For further information, refer to Note 6 in the accompanying notes to the consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09 *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For all other entities, the standard is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03 *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03") a new accounting standard requiring disclosures of certain additional expense information on an annual and interim basis, including, among other items, the amounts of purchases of inventory, employee compensation, depreciation and intangible asset amortization included within each income statement expense caption, as applicable. We expect to adopt this standard in our fiscal year 2028 annual report. We do not expect the adoption of this standard to have a material impact on our Consolidated Financial Statements other than additional disclosures.

Note 4 – Significant Accounting Policies

Risks and Uncertainties

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, and accounts receivable. The Company believes that the quality of financial instruments minimizes the exposure to concentration of credit risk. The Company holds cash, cash equivalents, and restricted cash at several major financial institutions, which may exceed insurance limits set by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not historically experienced any losses due to such concentration of credit risk.

The Company has no significant off-balance sheet risk, such as foreign exchange contracts, options contracts, or other hedging arrangements.

The Company believes its credit policies are prudent and reflect normal industry terms and business risk. The Company's exposure to credit risk for accounts receivable is indicated by the carrying value of its accounts receivable. The Company does not require customers to provide collateral to support accounts receivable. If deemed necessary, credit reviews of significant customers may be performed prior to extending credit. The determination of a customer's ability to pay requires judgment, and failure to collect from a customer can adversely affect revenue, cash, and net earnings. Expected credit losses for uncollectible receivable balances consider both current conditions and reasonable and supportable forecasts of future conditions. Current conditions considered include predefined aging criteria, as well as specified events that indicate the balance due is not collectible. Reasonable and supportable forecasts used in determining the probability of future collections consider publicly available macroeconomic data and whether future credit losses are expected to differ from historical losses. The Company currently does not have an allowance for credit losses and expects to collect the full balance of accounts receivable.

Customer Concentration

Revenue from significant customers, meaning those representing 10% or more of total revenue, was composed of one customer accounting for 63.6% of the Company's revenue for the year ended December 31, 2024. Two customers accounted for 53.9% and 19.3% of the Company's revenue for the year ended December 31, 2023. Accounts receivable from significant customers, those representing 10% or more of the total accounts receivable, was composed of one customer accounting for 69.5% of the Company's accounts receivable balance as of December 31, 2024. One customer accounted for 88.2% of the Company's accounts receivable balance as of December 31, 2023.

Other Risks and Uncertainties

The Company is subject to certain other risks and uncertainties, including, but not limited to, changes in any of the following areas that the Company believes could have a material adverse effect on its future financial position or results of operations: the Company's ability to advance the development its products; market acceptance of its products; competition from other companies with greater financial resources or expertise; protection of intellectual property; litigation or claims brought by or made against the Company relating to intellectual property or other factors; and its ability to attract and retain employees necessary to support its growth.

The Company's business and operations may be affected by worldwide economic conditions, which may continue to be impacted by global macroeconomic challenges, such as the effects of the uncertainty in the financial markets, including disruptions in the banking industry and inflationary trends.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, which provides a five-step framework through which revenue is recognized when control of promised goods or services is transferred to a customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that the Company concludes are within the scope of ASC 606, management performs the following five steps: (i) identifies the contract(s) with a customer; (ii) identifies the performance obligations in the contract(s); (iii) determines the transaction price, including whether there are any constraints on variable consideration; (iv) allocates the transaction price to the performance obligations; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation.

The Company provides comprehensive security solutions. The company's flagship offering is a cloud-based Software-as-a-Service (SaaS) that delivers a preventative personal security solution platform. Additionally, the Company offers comprehensive and customized services designed to protect clients. These services include, but not limited to, on/off premise guards, assets protection, threat assessments and monitoring and other tailored made security services. Revenue is recognized either over time or at a point in time, depending on the nature of each customer's agreement. For its subscription-based SaaS solution through the Company's platform, revenue is typically recognized over time as services are delivered. In contrast, for performance obligations related to the services described above, we generally satisfy our obligations as each action to provide the service to the customer occurs. Because the customers simultaneously receive and consume the benefits from our services, these performance obligations are deemed to be satisfied at a point of time.

We group the above services offerings into one broad category which generates all of Company's revenue through, primarily, the following sales:

- B2B (or B2G): selling to private or public institutions who use the services in order to protect their people (employees, students, residents, etc.).
- B2B2C: selling through or to corporations so they can sell/subsidize/gift Bond services for their own consumers.
- DTC: selling directly to consumers.

The Company combines and accounts for multiple contracts as a single contract when they are negotiated together with the same customer at or near the same time in order to achieve a single commercial objective, or when the contracts are related in other ways.

Transaction price may be comprised of fixed consideration and variable consideration. The Company's contracts are typically for fixed consideration.

For all contracts with customers that have more than one performance obligation, the Company allocates the transaction price to each separate performance obligation based on the relative SSP of each performance obligation. The SSP is typically the price at which the Company sells service separately to a customer. The best evidence of an SSP, if available, is the observable price charged in similar circumstances and to similar customers. If an SSP is not directly observable, the Company estimates SSP using various observable inputs including historical internal pricing data and cost-plus expected margin analysis due to the limited standalone sales history.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments that are readily convertible to cash when originally purchased with maturities of three months or less.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, restricted cash and short-term deposit, other accounts receivable, trade payables, other accounts payable and accrued expenses approximate their fair values due to the short-term maturities of such instruments. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, "Fair Value Measurements and Disclosures" establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

- Level 1 inputs are quoted prices in active markets for identical assets and liabilities;

- Level 2 inputs, inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

- Level 3 unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Accounts Receivable

The Company has trade receivables which are recorded at the invoiced amount and do not bear interest. The Company evaluates the collectability of accounts receivable on a regular basis based on economic assessment of market conditions and review of customer financial history. The Company have a history of 100% collection and there was no allowance for credit losses recorded as of December 31, 2024 and 2023.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Expenditures for major additions and improvements to property and equipment are capitalized and repairs and maintenance costs are expensed as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss are included in loss from operations in the period of disposal.

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the property and equipment as follows:

Asset Category	Useful Life (Years)
Computer equipment	3
Furniture and fixtures	14
Electronic equipment	3 – 7
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Estimated useful lives are periodically assessed to determine if changes are appropriate.

Leases

The Company determines if an arrangement is or contains a lease at inception. Operating leases with lease terms of more than 12 months are included in operating lease assets, accrued and other current liabilities, and long-term operating lease liabilities on our consolidated balance sheet. Operating lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments over the lease term.

Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using our incremental borrowing rate. Operating lease assets also include initial direct costs incurred and prepaid lease payments, minus any lease incentives. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets, including property and equipment and right-of-use assets, for indicators of impairment. If events or changes in circumstances indicate impairment, the Company measures recoverability by a comparison of the asset's carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value. No impairment of long-lived assets was identified for the years ended December 31, 2024 and 2023.

Research and Development Costs

Research and development costs are expensed in the period incurred. Research and development expenses primarily consist of costs incurred in performing research and development activities and include salaries, stock-based compensation, employee benefits, system qualification and testing incurred before releasing new system designs into production, depreciation and amortization, professional services fees, and facilities expenses.

The Company expenses software development costs before technological feasibility is reached. Technological feasibility is typically reached shortly before the release of such products and as a result, development costs that meet the criteria for capitalization were not material for the periods presented.

Severance Pay

All the Israeli Company's employees elected to be included under Section 14 of the Israeli Severance Compensation Act, 1963 ("Section 14"). According to Section 14, these employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments (under the above Israeli Severance Compensation Law) in respect of those employees. These deposits are not recorded as an asset in the Company's balance sheet.

Income Taxes

The Company applies the provisions set forth in FASB ASC Topic 740, Income Taxes, to account for the uncertainty in income taxes. In the preparation of income tax returns in federal and state jurisdictions, the Company asserts certain tax positions based on its understanding and interpretation of income tax laws. The taxing authorities may challenge these positions, and the resolution of the matters could result in recognition of income tax expense in the Company's consolidated financial statements. Management believes it has used reasonable judgments and conclusions in the preparation of its income tax returns.

The Company uses the "more likely than not" criterion for recognizing the income tax benefit of uncertain income tax positions and to establish measurement criteria for income tax benefits. The Company has evaluated the impact of its tax positions and believes its income tax filing positions and deductions will be sustained upon examination. Accordingly, no reserves for uncertain income tax positions or related accruals for interest and penalties have been recorded as of December 31, 2024. In the event the Company should need to recognize interest and penalties related to unrecognized tax liabilities, this amount will be recorded as an accrued liability and an increase to income tax expense.

The Company's net deferred income tax assets as of December 31, 2024, and December 31, 2023, were $25 million and $22 million, respectively, which have been fully offset by a valuation allowance, as their realization is not reasonably assured. These deferred income tax assets consist primarily of net operating losses and R&D tax credits that may be carried forward to offset future income tax liabilities. The Company has federal and state net operating loss carryforwards of approximately $84 million and $67 million, respectively, as of December 31, 2024. Federal net operating losses may be carried forward indefinitely. The state net operating loss carryforwards begin to expire in 2035. As of December 31, 2024, the Company also had federal research and development income tax credits of approximately $0.3 million. The federal tax credits may be carried forward until 2039.

Section 382 and 383 of the Code limits the annual use of net operating loss and income tax credit carryforwards, respectively. In addition, Section 382 further limits the use of net operating losses in certain situations where changes occur in the stock ownership of a company.

If the Company should have an ownership change of more than 50% of the value of the Company's capital stock, utilization of these net operating loss carryforwards could be restricted. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company is subject to examination by the Internal Revenue Service, or IRS, and various state tax authorities. The Company remains subject to examination of its federal income tax returns and various state income tax returns for the periods since inception.

For tax years beginning after December 31, 2021, the Tax Cuts and Jobs Act of 2017 requires taxpayers to capitalize and amortize research and development costs pursuant to IRC Section 174. Section 174 requires taxpayers to capitalize research and development costs and amortize them over 5 years for expenditures attributed to domestic research and 15 years for expenditures attributed to foreign research. During the year ended December 31, 2024, the Company capitalized research and development expenses under Section 174. Although Congress is considering legislation that would reinstate and extend Section 174 expensing for certain research and experimental expenditures, the possibility that this will happen is uncertain.

Stock-Based Compensation

The Company adopted the fair value recognition provisions of Accounting Standards Codification No. 718, "Share-Based Payment" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations.

The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. For employees, the expected term is calculated using the plain vanilla formula as there is not sufficient historical information to provide a clear basis for a different calculation. Expected volatility was calculated based on similar publicly traded companies which operate in the same industry.

The risk-free interest rate is based on the yield from U.S. treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2024 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2024	2023
Risk-free interest	4.57%	-
Dividend yields	0%	-
Volatility	45.09-45.81%	-
Expected option term (years)	5.00-6.12	-

No options were granted in 2023.

Net Income per Share

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and potentially dilutive shares outstanding during the period, using the treasury stock method. Any anti-dilutive effect of equity awards outstanding is not included in the computation of diluted net income per share.

Foreign Currency Translation and Transaction Gains and Losses

The functional currency of the Company's wholly owned subsidiaries in Isreal, U.K. and France are the New Israeli Shekel, Pound Sterling and Euro, respectively. Accordingly, asset and liability accounts of the subsidiaries are translated into U.S. dollars using the current exchange rate in effect at the balance sheet date and equity accounts are translated into U.S. dollars using historical rates. The revenues and expenses are translated using the average exchange rates in effect during the period, and gains and losses from foreign currency translation adjustments are included as a component of accumulated other comprehensive income in the consolidated balance sheet. Foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of operations and comprehensive loss and were $32 and $4 during the years ended December 31, 2024 and 2023, respectively.

Foreign currency transaction gains and losses are included in financial expense, net, in the consolidated statements of operations and comprehensive loss and were not material during the years ended December 31, 2024 and 2023.

Comprehensive Loss

The Company is required to report all components of comprehensive loss, including net loss, in the financial statements in the period in which they are recognized. Comprehensive gain or loss is defined as a change in equity of a business enterprise during a period, resulting from transactions and other events and circumstances from non-owner sources. The Company's currency translation adjustment is the components of other comprehensive income (loss) that is excluded from the reported net income (loss) for all periods presented.

Note 5 – Revenue

Disaggregation of Revenue

The Company recognizes revenue classified in services and other either at a point in time or over time. Revenue by point in time and over time was as follows (in thousands):

	Years Ended December 31,			
	2024		**2023**	
SaaS revenue recognized over time	$	1,432	$	1,327
Services and other revenue recognized point in time		8,304		5,865
Total revenue	$	9,736	$	7,192

The deferred revenue balance represents payments received for performance obligations not yet satisfied. The following table shows the changes in deferred revenue during the years ended December 31, 2024, and 2023 respectively (in thousands):

	Years Ended December 31,	
	2024	2023
Balance at beginning of period	$ 279	$ 29
Deferred revenue additions during period	1,326	1,003
Revenue recognized during period	(829)	(753)
Balance at end of period	$ 776	$ 279

Revenue recognized during the year ended December 31, 2024 that was included in deferred revenue as of December 31, 2023 was $279,000. Revenue recognized during the year ended December 31, 2023 that was included in deferred revenue as of December 31, 2022 was $29,000.

Revenue allocated to remaining performance obligations that are unsatisfied (or partially unsatisfied), which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods, will be recognized within one year or less.

Note 6 – Segment and Geographical Information

The Company's security solutions are substantially similar in nature and as a result the Company operates as one operating and reportable segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker ("CODM"), which is the Company's Chief Executive Officer, in deciding how to allocate resources and assess performance. The Company's CODM evaluates the financial information presented on a consolidated basis for the purposes of making operating decisions, assessing financial performance and allocating resources. Net loss is the Company's primary measure of profit or loss, and all costs and expenses categories on the Company's consolidated statement of operations, as well as stock-based compensation, depreciation and amortization expenses, are significant. Refer to Note 12 for additional information about the Company's stock-based compensation expense.

Revenue by geographic area is designated based upon the billing location of the customer. As of December 31, 2024 and 2023, all of the Company's revenue was located in the United States.

Property and equipment by geographic areas was as follows (in thousands):

	Years Ended December 31,	
	2024	2023
United States	$ 29	$ 72
Isreal	76	57
Total property and equipment	$ 105	$ 129

Note 7 – Earnings Per Share

Basic net loss per share is computed by dividing reported net loss by the weighted-average number of common shares outstanding for the reported period. In computing diluted earnings per share, common share equivalents are not considered in periods in which a net loss is reported, as the inclusion of the common share equivalents would be antidilutive. Since the Company was in a net loss for all periods presented in these consolidated financial statements, diluted net loss per share was the same as basic net loss per share.

	Years Ended December 31,	
	2024	**2023**
Numerator:	(in thousands, except per share data)	
Net loss attributable to common stockholders	$ (11,017)	$ (12,257)
Denominator:		
Weighted-average common shares outstanding	8,814	3,539
Net loss per common share	$ (1.25)	$ (3.46)

The following potential common share equivalents were excluded from the calculation of diluted net income per share in FY 2024 because their effect would have been anti-dilutive in the period presented (in thousands):

	Years Ended December 31,	
	2024	**2023**
Convertible preferred stock	79,681	67,379
Stock options	15,081	534
Total potential common stock excluded from net loss per share	94,762	67,913

Note 8 – Balance Sheet Detail

Prepaid expenses and other current assets consisted of the following (in thousands):

	Years Ended December 31,	
	2024	**2023**
Prepaid expenses	$ 20	$ 21
Receivables for Investment	312	—
Other current assets	103	83
Total prepaid expenses and other current assets	$ 435	$ 104

Property and equipment, net consisted of the following (in thousands):

	Years Ended December 31,	
	2024	2023
Computers and peripheral equipment	$ 377	$ 333
Office furniture and equipment	46	46
Electronic equipment	290	300
Leasehold improvements	18	18
	731	697
Less: accumulated depreciation	(626)	(568)
Total property and equipment, net	$ 105	$ 129

Depreciation expenses for the years ended December 31, 2024 and 2023 amounted to $58 and $42, respectively.

Accrued and other current liabilities was composed of the following (in thousands):

	Years Ended December 31,	
	2024	2023
Employee and related accruals	$ 627	$ 287
Accrued expenses	1,271	1,550
Other	69	30
Total accrued and other current liabilities	$ 1,967	$ 1,867

Note 9 – Loan and Convertible Promissory Note

Loan:

In June 2019 the Company entered into Loan and Security agreement (the "Loan Facility") in the amount of $9,999. The principal amount outstanding under each Advance shall accrue at the following rate per annum rate equal to the greater of six and one-half percentage points (6.50%) above the Prime Rate of 12.00%, which interest shall be payable monthly. Immediately upon the occurrence and during the continuance of an event of default as defined in the contract, the Obligations shall bear interest at a rate per annum which is four percentage points (4.0%) above the rate that is otherwise applicable thereto. Additionality, concurrently with the grant of the loan, the Company issued warrants to 1,872,993 shares of preference Series A, per value 0.0001$ per share, and exercise price of 0.2803$ per share. The Warrants expiration date was settled as the earlier of (1) the date that is ten (10) years after the original Issue Date, (2) the Initial Public Offering and (3) a Liquid Acquisition.

In January 2021 the Loan Facility agreement was amended ("First Amendment") to restructure the payments due on February 2021 to be deferred until May 1, 2021, at which time such deferred payments shall be due in full. In June 2021 the Loan Facility agreement and First Amendment (collectively, the "Loan Facility") were further amended ("Second Amendment") to restructure the payments due on May 2021 to January 2022 (collectively, the "Deferred Payments"). Company shall repay Deferred Payments including principal amount in twenty-two (22) consecutive equal monthly payments as to the first $5,000 advance and twenty-five (25) consecutive equal monthly payments as to the second $5,000 advance.

In years 2022-2024 the Loan Facility agreement was further amended to restructure the payments due on January 2022 to December 2024.The forbearance period was extended until the earlier of December 31, 2025 and Company's closing of an equity financing of at least $20,000 where all Deferred Payments including principal shall be repay in twenty-two (22) consecutive equal monthly payments as to the first $5,000 advance and twenty-five (25) consecutive equal monthly payments as to the second $5,000 advance.

In November 2023, a total of $3,152 from the loan were converted into 6,466,194 Series B-1 Preferred Stock of $ 0.0001 par value as part of Series B Preferred Stock Purchase Agreement. Additionally, the warrants mentioned above were cancelled and replaced by a new 741,435 Series B-1 warrant, per value 0.0001$ per share, and exercise price of 0.4875$ per share.

The total interest expenses and accrued interest for the year ended December 31, 2024 were $1,505 and $2,808, respectively, and as for year ended December 31, 2023, were $1,931 and $1,303, respectively. Any unpaid interest was accrued as part of the loan.

Convertible Promissory Note:

In July 2020, the Company entered into Convertible Promissory Note agreements (the "Convertible Promissory Note") with its existing investors in an aggregate amount of $ 11,419. Deferred loan issuance costs in the amount of $ 14 were recorded net of the loan and will be recognized as additional interest expense over the life of the loan.

The principal amount bear 7% interest per annum. According to the terms of the Convertible Promissory Note agreements, the entire amount of the outstanding principal and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into Common Stock of the Company, at a conversion price equal to the cash price paid per share for the equity securities by the Investors in the qualified financing at a conversion price equal to the lesser of (i) the cash price paid per share for equity securities by the Investors in the Qualified Financing multiplied by 0.75, and (ii) $0.2803.

If the Notes remain outstanding at the maturity date, then, effective upon the maturity date (January 21, 2022), the majority noteholders may elect to convert the outstanding principal amount of the Notes and any unpaid accrued interest, into shares of the Company's Series A Preferred Stock at a conversion price equal to the 0.2803$ series A price per share.

In July 2021, the Company entered into Second Convertible Promissory Note agreements (the "Second Convertible Promissory Note") with its existing investors in an aggregate amount of $ 6,100. The principal amount bear 7% interest per annum. According to the terms of the Second Convertible Promissory Note agreements, the entire amount of the outstanding principal and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into Common Stock of the Company, at a conversion price equal to the cash price paid per share for the equity securities by the Investors in the qualified financing at a conversion price equal to the lesser of (i) the cash price paid per share for equity securities by the Investors in the Qualified Financing multiplied by 0.75, and (ii) $0.2803.

In December 2021, the Convertible Promissory Note dated July 2020 was amended to extend the maturity date of the notes to January 2, 2023 and later was extend further to January 2024.

In January 2022, June 2022 and in November 2022 the Company entered into three additional Convertible Promissory Note agreements with its existing investors in an aggregate amount of $ 6,000, $ 2,000 and $ 7,517, respectively. The principal amount bear 7% interest per annum. According to the terms of the Third, Fourth and Fifth Convertible Promissory Note agreements, the entire amount of the outstanding principal and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into Common Stock of the Company, at a conversion price equal to the cash price paid per share for the equity securities by the Investors in the qualified financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.75, and (ii) $0.2803.

If the Notes remain outstanding at the maturity date, then, effective upon the maturity date (January 1, 2024), the Majority Noteholders may elect to convert the outstanding principal amount of the Notes and any unpaid accrued interest, into shares of the Company's Series A Preferred Stock at a conversion price equal to the $0.2803 Series A Price Per Share.

In November 2022, in anticipation of a new equity financing and/or corporate restructuring, the Company entered into omnibus amendment and waiver of convertible notes and participation direction with its existing investors that combines multiple modifications and waivers related to certain terms and conditions of all previously issued Convertible Promissory Note agreements. The primary modifications extend all note maturity dates to March 31, 2025 and establish new conversion mechanics tied to a future equity financing round of at least $3 million, where noteholders will receive either common shares or preferred stock at the company's discretion depending on whether the company undergoes a recapitalization.

During 2023 there were no interest payments. The total interest expenses recorded in 2023 were $ 2,206.

In November 2023 and upon closing an equity financing of $3 million, all Convertible Promissory Notes (principal and interest) were converted into 5,841,220 Series B-1 Preferred Stock for a total consideration of $2,847, 27,463,149 B-2 Preferred Stock for a total consideration of $12,054 and into 21,453,390 Series B-3 Preferred Stock for a total consideration of $10,797. This conversion ratio resulted in a $16,270 million capital gain to the Company due to the new conversion terms defined in the 2022 omnibus agreement.

Note 10 – Related Party

Since the company's establishment, the company's founder and CEO has also been the largest investor who participated in all funding rounds and convertible notes in a total amount of approximately $34.2 million.

In December 2021, the Company entered into Unsecured Grid Note agreement (the "Note") with its main shareholder in the amount of up to $1,000. Company received three installments of $300 each on December 3, 2021, December 10, 2021, and December 13, 2021 (Collectively "the related party loans" and individually each a "Loan").

The unpaid principal of each Loan bear simple interest of 5% per annum from the date of borrowing. According to the terms of the Note, the Loans shall be due and payable on demand by Lender (the "Maturity Date"). In the event that (i) the Company issues and sells any debt, equity or other securities of the Company, or any combination thereof, to investors in a bona-fide arms-length transaction for aggregate consideration (including conversion of any outstanding indebtedness) of at least $2,000 and (ii) this Note has not been paid in full, then the entire outstanding principal balance and all unpaid accrued interest of this Note shall automatically convert in whole without any further action by the Lender into such debt, equity or other securities of the Company issued pursuant to such financing transaction on the same terms and conditions as given to the investors.

In May 2022, the Company entered into Unsecured Grid Note agreement (the "Second Note") with its main shareholder in the amount of up to $1,000 under the same terms. Company received two installments of $400 and 350 on May 5, 2022, and May 26, 2022 (Collectively ""the related party loans" and individually each a "Loan").

In June 2022, the Company entered into Unsecured Grid Note agreement (the "Third Note") with its main shareholder in the amount of up to $5,000 under the same terms. Company received sixteen installments for a total of $4,625 (Collectively "the related party loans" and individually each a "Loan").

In October 2022, the Company entered into Unsecured Grid Note agreement (the "Fourth Note") with its main shareholder in the amount of up to $5,000 under the same terms. Company received six installments for a total of $1,650 (Collectively "the related party loans" and individually each a "Loan").

In 2022, the related party loans in the amount of $6,275 were reassigned to the Convertible Promissory Note.

In 2023, 1,450 were reassigned to the Convertible Promissory Note and 200 were reassigned to the Unsecured Convertible Revolving Promissory Note. See below.

In July 2023, the Company entered into Unsecured Convertible Revolving Promissory Note (the "Second Note") with its main shareholder in the amount of up to $2,000. At any time, the Noteholder may, in its sole discretion, lend to the Company from time to time until the first-year anniversary of the Effective Date such amounts as may be requested by the Company in accordance with the terms and conditions of this Second Note. The principal amount outstanding under this Second Note from time to time shall bear interest at a rate per annum equal to the Applicable Federal Rate. In October 2023, the Second Note was amended whereby principal amount was increased up to $3,000. During 2023, Company received a total of $2,350 and repaid $1,000 from the outstanding balance. During 2024, Company received a total of $1,110 and repaid $910 from the outstanding balance.

The total interest expenses recorded in 2024 and 2023 were $85 and $35, respectively.

As of December 31, 2024 and 2023, the Revolving Promissory Note outstanding balance was $1,870 and $1,585 ,respectively.

Note 11 – Preferred Stock and Common Stock

Stock reverse split

On November 11, 2023, in connection with the Series B financing, the Company filed an Amended and Restated Certificate of Incorporation which, among other things, affected a reverse stock split by which every 28.40643 shares of Common Stock issued and outstanding immediately prior to such filing was automatically combined into 1 share of Common Stock.

All shares of Common stock and Preferred Stock, options and exercise prices have been adjusted retroactively for all periods presented in these financial statements to reflect the 28.40643-for 1 reverse split.

Composition of stock capital

The stock capital of the Company as of December 31, 2024 and 2023 is comprised of stock of $ 0.0001 par value each, as follows:

	December 31, 2024		December 31, 2023	
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Common Stock	112,000,000	8,890,919	105,263,084	8,771,579
Series B-1 Preferred Stock	25,356,256	24,614,821	25,364,831	18,462,137
Series B-2 Preferred Stock	27,463,149	27,463,149	27,463,154	27,463,149
Series B-3 Preferred Stock	21,453,390	21,453,390	22,171,986	21,453,390
Series CF Preferred Stock	14,128,084	6,149,384	-	-
	200,400,879	88,571,663	180,263,055	76,150,255

Common Stock

Common Stock confer upon their holders the right, among others, to participate and vote in the Company's stockholders meeting, participation in the Company's distributable earnings and participation in the distribution of the Company's assets upon its liquidation. The stockholders' liability is limited to the redemption of the par value of their stock.

Preferred Stock

Preferred stock has been designated into Voting Preferred Stock (consisting of Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock) and Non-Voting Preferred Stock (consisting of Series CF Preferred Stock). Voting Preferred Stock and Non-Voting Preferred Stock confer upon their holders all the rights of Common stock, with the exception of voting rights in the case of Non-Voting Preferred Stock. In addition, they bear the following rights:

Voting rights:

Holders of Voting Preferred Stock are entitled to one vote for each share of Common stock into which such Voting Preferred Stock is convertible. The holders of the Voting Preferred Stock shall be entitled to vote on all matters on which holders of Common stock are entitled to vote, with the exception of election of the Common stock director (as specified in the Company's Fourth Amended and Restated Certificate of Incorporation).

Liquidation preference:

The Company's Preferred stock are entitled to a Non-Participating Liquidation preference.

In the event of liquidation, subject to the Preferred stock liquidation preference, assets or proceeds shall be distributed among the holders of Common stock and Preferred stock and on an as converted basis, based on the number of stocks held by each such holder.

Conversion:

Each share of Voting Preferred Stock and Non-Voting Preferred Stock shall be convertible, at the option of the holder, at any time after the date on which such Voting Preferred Stock and Non-Voting Preferred Stock was issued by the Company, into such number of fully paid and non-assessable Common stock and Non-Voting Common stock, respectively as is determined by dividing the applicable original issuance price by the applicable conversion price (original issue price for each series of Preferred Stock, subject to adjustment based on certain anti-dilution protections) in effect at the time of conversion.

Each share of Voting Preferred Stock and Non-Voting Preferred Stock shall automatically be converted into Common stock and Non-Voting Common stock, respectively immediately upon the earlier of (i) the closing of a Qualified Public Offering, or (ii) written consent or written agreement of the Requisite Holders, as defined in the Company's Restated Certificate of Incorporation. The Company has reserved Common stock and Non-Voting Common stock that will be sufficient to affect the conversion of all outstanding stock of Preferred stock.

In the event that the Company issues any new securities, for a consideration per stock lower than the applicable conversion price of the applicable Preferred stock, the applicable conversion price for the applicable Preferred stock shall be adjusted to reflect the lower consideration paid for the applicable Preferred stock as set forth in the Company's Amended and Restated Certificate of incorporation.

Issuance of Preferred Stock

On November 17, 2023, the Company entered into a Series B Preferred Stock Purchase Agreement (the "Series B SPA") with new and existing investors. According to the Series B SPA, the Company issued 6,154,723 Series B-1 Preferred Stock for total consideration of $3,006 with par value of $0.0001 each, at a price per stock of $ 0.43876;

In 2024 the Company had five additional closings for a total consideration of $3,000 and issued 6,152,684 Series B-1 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.43876.

On June 2024, the Company entered into a listing agreement, under regulation Crowdfunding (also known as Reg CF), whereby the Company agrees to sell securities to eligible investors through the funding portal through special purpose vehicle. As of December 31, 2024, the Company had raised a total of $1,368 and issued 1,932,677 Series CF Preferred Stock with par value of $0.0001 each, at a price per stock of $0.707810; The total fees recorded in 2024 were $97.

On September 2024, in parallel to Reg CF and under the same terms, the Company started to offer and sell securities under rule 506(c) of regulation D to accredited investors. As of December 31, 2024, the Company had raised a total of $2,985 and issued 4,216,707 Series CF Preferred Stock with par value of $0.0001 each, at a price per stock of $0.707810.

All previous preferred stock were converted to Common Shares.

Note 12 – Stock-Based Compensation

The Equity Incentive Plan provides for the Company to grant ISOs, and NSOs to employees, advisers, and directors. As of December 31, 2024 there were 15,705,758 equity awards authorized including awards that were exercised to common stock.

Stock Options

Stock options represent the right to purchase shares of common stock on the date of exercise at a stated exercise price. The exercise price of a stock option generally must be at least equal to the fair market value of the common stock on the date of grant. Options vest over a period of time not to exceed 10 years from the grant date. For the years ended December 31, 2024 and 2023, the Company recorded stock-based compensation expense of $961 and $335, respectively.

The terms of the plan permit certain option holders to exercise options before their options are vested, subject to certain limitations. Upon early exercise, the awards become subject to a restricted stock agreement. The shares of restricted stock granted upon early exercise of the options are subject to the same vesting provisions in the original stock option awards. Shares issued as a result of early exercise that have not been vested are subject to repurchase by the Company upon termination of the purchaser's employment, at the price paid by the purchaser. Such shares are not deemed to be issued for accounting purposes until they vest.

The following table summarizes the Company's stock option activity and related information:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Life
Outstanding, as of January 1, 2023	818,533	$ 3.90	-	8.15
Granted	-	-	-	-
Exercised during period	869	$ 1.34	-	-
Forfeited	284,164	$ 5.41	-	-
Expired	-	-	-	-
Outstanding, as of December 31, 2023	533,500	$ 3.36	$ -	7.17
Granted	14,563,424	$ 0.14	$ -	-
Exercised during period	-	-	-	-
Forfeited	16,253	$ 0.14	$ -	-
Expired	-	-	-	-
Outstanding as of December 31, 2024	15,080,671	$ 0.14	$ -	9.30

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's shares of common stock for those options that had exercise prices lower than the fair value of the Company's shares of common stock.

The weighted-average grant date fair value of options granted was $0.14 for the year ended December 31, 2024.

As of December 31, 2024 and 2023, the total remaining unrecognized compensation expense related to non-vested stock options was $411 and $401, respectively, which will be amortized over the weighted-average period of 1.59 years and 1.84 years, respectively.

The fair value of each option award is determined on the date of grant using the Black-Scholes option-pricing model. The calculation of fair value includes several assumptions that require management's judgment. The absence of a public market for the Company's common stock requires the Company's board of directors with assistance from management and external valuation experts, to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by using a reasonable method of valuation and considering several objective and subjective factors, including obtaining contemporaneous independent third-party valuations, actual and forecasted operating and financial results, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of redeemable convertible preferred stock and common stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The estimated fair value of stock options was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,	
	2024	2023
Expected term of options (years)	5-6.12	
Expected volatility (%)	45.09-45.81	
Risk-free interest rate (%)	4.57	
Expected dividend yield (%)	—	—

No options were granted in 2023.

Expected term: The expected term of the stock options represents the period of time stock options are expected to be outstanding and is based on the "simplified method." Under this method, the term is estimated using the midpoint between the requisite service period and the contractual term of the option. This method is used due to the lack of sufficient historical exercise data.

Expected volatility: The expected volatility is a measure of the amount by which a financial variable, such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. As the Company does not yet have a sufficient history of its own volatility, the Company has identified several public entities of similar complexity and industry and calculates historical volatility based on the volatilities of these companies.

Risk-free interest rate: The risk-free interest rate is based on U.S. Treasury yield curve in effect at the time of grant.

Expected dividend yield: No dividends have been paid or expected to be paid by the Company.

Total stock-based compensation expense for years ended December 31, 2024 and 2023 was as follows (in thousands):

	Years Ended December 31,	
	2024	2023
Cost of sales	3	4
Research and development	123	153
Sales and marketing	66	115
General and administrative	143	689
Total stock-based compensation expense	335	961

Note 13 – Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax items consist of the following components as of December 31, 2024 and 2023 (in thousands):

	December 31,	
	2024	2023
Deferred tax assets:		
Net operating loss carryover	$ 17,736	$ 15,976
Net operating loss carryover - States	4,471	4,283
R&D credit carryforward	325	325
Stock-based compensation	390	200
R&D capitalization	2,210	1,790
Other	6	—
Deferred tax liabilities		
Depreciation	(48)	(36)
Other	—	(13)
Valuation allowance	(25,090)	(22,525)
Net deferred tax asset	$ —	$ —

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the year ended December 31, 2024 due to the following (in thousands):

	December 31,	
	2024	2023
Book income (loss)	$ (2,320)	$ (2,575)
Non deductible other expenses (M&E 50% and penalties)	1	1
State income taxes, net of federal tax benefit	(246)	—
Valuation allowance	2,565	2,574
	$ —	$ —

At December 31, 2024, the Company had net operating loss carryforwards of approximately $84 million that may be offset against future taxable income varying from the year 2024 through indefinitely. No tax benefit has been reported in the December 31, 2024, financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years. NOLs arising in tax years beginning in 2018 may be carried forward indefinitely.

Note 14 – Commitments and Contingencies

In August 2018, The Israeli subsidiary entered into a lease agreement for a 60-month period beginning January 1, 2019. The subsidiary may terminate the lease agreement on December 31 of each year with 6-month advance written notice to the lessor. If the subsidiary to terminate the lease agreement at the first 48-month period, then an exit penalty of $241 will apply.

In May 2021, the lease agreement was amended where Subsidiary and lessor agreed to convert fifty percent from February-December 2021 monthly rent payments into fully vested warrants to purchase 56,325 shares of the Company's common stock issuable upon exercise of this warrant and exercise price of 0.0001$ per share. The warrants will expire on April 30, 2026.

In August 2021, the lease agreement was further amended where the Subsidiary and lessor agreed to convert fifty percent from 2022 monthly rent payments into a warrants to purchase 63,015 shares of the Company's common stock issuable upon exercise of this warrant and exercise price of 0.0001$ per share. The warrants will expire on September 30, 2026.

In July 2022, the Israeli Subsidiary gave the lessor advanced notice of its intention to exercise the exit point on December 31, 2022, while negotiating the fifth-year terms. The parties were unable to reach agreements and in July 2023 the subsidiary vacated the leased premises. In February 2025 a lawsuit was filed against the Company for a total of $1,600. Given the preliminary stage in which the lawsuit is at, the Israeli Subsidiary lawyers cannot reasonably assess the likelihood of the claims to be accepted. The company accounted for $1,600 and the amount is included in Accrued and other current liabilities.

Note 15 – Subsequent Events

The Company has evaluated all transactions through June 10, 2025, the date these consolidated financial statements were available to be issued and has determined that there are no other events, other than the following, that would require disclosure in or adjustment to these financial statements.